

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Mr. Omri Amos Shalom
President
Top Gear, Inc.
72 Yehudah HaMaccabi Street
Unit 11
Tel Aviv, Israel 61070

> **Re:** **Top Gear, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 3, 2010**
> **File No. 333-168066**

Dear Mr. Shalom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of Prospectus

1. We note your response to comment two in our letter dated October 12, 2010 and the related revisions in your filing. We further note statements throughout your filing such as on pages 19 and 26, respectively, stating that "[you] are a development stage company with *limited* operations" and that "[you] have commenced only *limited* operations" (emphases added). Please revise your statement in these sections and throughout your prospectus to remove the implication that you have commenced anything other than organizational activities.

Omri Amos Shalom
Top Gear, Inc.
November 19, 2010
Page 2

Management's Discussion and Analysis or Plan of Operation, page 19

Overview, page 19

2. We note your response to comment eight in our letter dated October 12, 2010 and the related revisions in your filing. Please specify in the fifth paragraph on page ii, the last paragraph on page 4 and the fourth paragraph on page 19 that your marketing plan is not currently complete and partly remains to be determined.

Plan of Operation, page 19

3. We note your response to comment nine in our letter dated October 12, 2010 and the related revisions in your filing. To the extent known, please clarify how much of the estimated cost of $4,000 to develop your website will be allocated to (i) the website for your field representatives and (ii) the website for your customers and the general public. If true, please also clarify that the $4,000 estimated cost does not include potential purchase of online reporting tools and billing software as well as software licenses and/or customized programming solutions to enhance your website such as you indicate on page 20 and 34, respectively.

4. We note your statements on page 20 that you plan to purchase online advertising in the first quarter of 2011 and that you anticipate your website will be fully functional by the second quarter of 2011 for both your field representatives and customers. We further note your statements in the fourth to last paragraph on page 21 that "[you] plan to launch [your website] by the first quarter of 2011. Once the web site [sic] is launched, [you] intend to do internet marketing such as banner ads as well as search engine advertising in order to locate field representatives" and in the fifth paragraph on page 22 that "[you] plan to launch [your] internet advertising campaign that will be timed to coincide with the opening of [y]our new website." Please thoroughly revise your filing to clearly and consistently state:

    *   when you anticipate launching your website; and
    *   when you anticipate launching your internet advertising campaign.

    To the extent you anticipate two different launch dates for your website for your field representatives and the website for your customers and general public, please clearly state so. Please review your entire filing for compliance with this comment.

5. We note your statement in the first paragraph on page 21 that your directors will prepare a three-month training/correspondence course for your field representatives based on the kashrut manual prepared by your kashrut consultant. We further note your statement that after completing the course, your field representatives will be expected to pass an online, open book exam. Please enhance your disclosure to outline and specify:

- how long you anticipate it will take to develop this three-month training/correspondence course;
- when you expect to have this course completed;
- whether the online, open book exam is part of your plan to launch your website; and
- when you expect to have fully trained field representatives in place.

We may have further comments based on your revisions.

6. We note your statement in the last paragraph on page 21 that since you intend to market your kosher supervision services at the same time you will be marketing to build your network of field representatives, you plan to outsource projects to contractors until you have trained a sufficient number of field representatives. Please specify:

- how you will locate these outsourced contractors;
- how you anticipate that you will monitor these contractors' performance;
- the cost of monitoring their performance; and
- when you expect to phase out your use of these contractors.

Please also specify whether these outsourced contractors will be subject to the same pay structure set forth in the first two paragraphs of the Allocating Projects Among Our Contractors section. If not, please specify the pay structure for these contractors.

Description of Business, page 26

Overview of the Company, page 26

7. We note your response to comment 10 in our letter dated October 12, 2010 that you have revised the cited statements to indicate that they are based on your belief.   However, it does not appear that you have made the stated revisions. Please characterize the following statements as your belief:

- "The kosher certification system has operated for thousands of years and is not based on profit margins or annual production budgets," page 28; and
- "This limitation has resulted in a large number of regional kosher certifiers that have only built up reliable reputations within their local markets," page 33.

The Market Opportunity, page 26

8. We note your statement in the fifth paragraph on page 28 that "[b]y implementing modern systems and fully utilizing the latest technologies, [you] plan to revolutionize the whole kosher certification industry." Please specify what these "modern systems" and "latest technologies" are and how they differ from the systems and technologies currently used in the certification industry.

Our Services, page 28

9. We note your response to comment 12 in our letter dated October 12, 2010 and the related revisions in your filing on page 29 stating that you do not have any definitive information regarding your competitor's turn-around time. Please reconcile this statement with the penultimate paragraph of your Competitive Advantages discussion on page 34.

Expenditures, page 34

10. We note your statement on page one that you "must raise $72,980 from sources other than [y]our operations in order to implement [y]our marketing plan and remain in business for the next twelve months" and the chart on page 34 providing an overview of your budgeted expenditures. We further note your statements on page 4, 5 and 19 that you need $59,005 to implement your marketing plan and remain operational for the next twelve months. Please clarify or revise. In addition, please revise your statement on page one to remove any implication that you have any funds generated from operations.

Certain Relationships and Related Transactions, page 40

11. We note your response to comment 15 in our letter dated October 12, 2010 that by June of 2009, you had progressed with your initial organizational operations and entered into a consulting agreement with your kashrut specialist. We further note your statement in the first paragraph on page F-7 that you were incorporated in December of 2007 and began activity in 2008. Please specify what initial organizational operations you undertook between February and June of 2009 that resulted in the higher share price to your selling shareholders.

Financial Statements September 30, 2010, page F-1

12. We note in the table of contents for your unaudited interim financial statements for the quarter ended September 30, 2010 that you have listed a Report of Registered Independent Auditors. As you have not included a Report of Registered Independent Auditors and these financial statements do not appear to have been audited, please revise your table of contents to remove your reference to this report.

Note 6. Recent Accounting Pronouncements, page F-9

13. Although you appear to have adopted ASC 855 related to subsequent events, we do not see where you have disclosed the date through which subsequent events were evaluated. Accordingly, please disclose the date through which subsequent events were evaluated and specify that the disclosed date is the date the financial statements were available to be issued.

You may contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steve Kronengold
        SRK Kronengold Law Offices